Exhibit 11.1
IPC HOLDINGS, LTD. AND SUBSIDIARIES
RECONCILIATION OF BASIC AND DILUTED NET INCOME PER COMMON SHARE
(Expressed in thousands of United States dollars, except for share amounts)
A reconciliation of basic and diluted earnings per share (“EPS”) is given in the following table:

		Shares
	Net Income	outstanding and	Amount per
	(unaudited)	equivalents	Share
Quarter ended June 30, 2006:

Basic EPS (available to common shareholders)	$104,444	63,630,224	$1.64

Diluted EPS	$108,822	72,635,057	$1.50

Quarter ended June 30, 2005:

Basic EPS	$64,050	48,348,475	$1.32

Diluted EPS	$64,050	48,426,669	$1.32

Six months ended June 30, 2006

Basic EPS (available to common shareholders)	$162,857	63,621,492	$2.56

Diluted EPS	$171,469	72,626,599	$2.36

Six months ended June 30, 2005

Basic EPS	$108,005	48,339,643	$2.23

Diluted EPS	$108,005	48,427,886	$2.23

24